NB Merger Corp.

Room 801, Building C

SOHO Square, No. 88

Zhongshan East 2nd Road, Huangpu District

Shanghai, 200002, China

January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman

Re:	NB Merger Corp.

Registration Statement on Form S-4

Filed December 21, 2020

File No. 333-251559

Dear Mr. Eastman:

NB Merger Corp. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 15, 2021, regarding the Company’s Registration Statement on Form S-4, File No. 333-251559 (the “Registration Statement”), previously filed with the Commission on December 21, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Registration Statement on Form S-4 filed December 21, 2020

Did Newborn’s board of directors obtain a third-party valuation . . .?, page 2

1.	While we note the disclosure regarding a lack of a fairness opinion, you also disclose that Newborn’s “financial advisor” will receive shares as a “success fee.” Please reconcile, and revise to disclose the nature and scope of advice that advisor provided to Newborn. See also Item 4(b) to Form S-4.

RESPONSE: The financial advisor introduced Newborn to Nuvve, assisted with the structure of the transaction, and provided advice on the transaction process to Newborn. In addition, the financial advisor acted as agent in the $14.25 million PIPE transaction that was announced concurrent with the signing of the definitive merger agreement. Paying a success fee for such services is not unusual in a business combination transaction. Newborn did not retain the advisor, or any other party, to provide valuation services or deliver a fairness opinion in connection with the transaction. The disclosure on pages 14 and 75 of the Amendment No. 1 has been revised in accordance with the Staff’s comments.

Are Nuvve’s stockholders required to approve the Acquisition Merger, page 4

2.	Please revise to clarify whether the number of stockholders who entered into the support agreements is sufficient to approve the merger. If it is not, disclose the number and percentage of additional shares required to secure such approval.

RESPONSE: The vote of the stockholders who are party to the support agreements is sufficient to approve the Business Combination, including the Acquisition Merger. The disclosure on pages 4 and 79 of the Amendment No. 1 has been revised to clarify the foregoing, as requested.

Purchase and Option Agreement, page 15

3.	If the person or entity that is the counterparty to this agreement is an affiliate of Nuvve, as indicated by your disclosure on page 174, please revise to identify that person or entity.

RESPONSE: The counterparty to the Purchase and Option Agreement is EDF Renewables, Inc., an affiliate of Nuvve. The disclosure on pages 16, 80 and 181 of the Amendment No. 1 has been revised to identify EDF Renewables, Inc., as requested.

Interests of Certain Persons in the Business Combination, page 77

4.	We note the interests you describe relate only to affiliates of Newborn Acquisition. Expand to discuss the interests of affiliates of Nuvve.

RESPONSE: The disclosure on pages 19 and 80 of the Amendment No. 1 has been revised in accordance with the Staff’s comments.

NBAC’s interaction with Nuvve, page 79

5.	Please revise to clarify how the nature and amount of consideration evolved as a result of negotiations between the parties, including each proposal and counterproposal. Currently, it appears from your disclosure that only one proposal was made. Provide similar disclosure regarding the material terms of the merger agreement and other agreements related to the transaction, such as the purchase and option agreement and the planned PIPE transaction.

RESPONSE: The disclosure on page 83 of the Amendment No. 1 has been revised in accordance with the Staff’s comments.

Recommendation of Newborn’s Board of Directors, page 84

6.	Please revise to disclose whether, and if so how, Newborn’s board concluded that the acquisition satisfied the 80% test referenced on page 2.

RESPONSE: The disclosure on page 88 of the Amendment No. 1 has been revised in accordance with the Staff’s comments.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 94

7.	We note the numerous uncertain tax consequences and possible alternatives disclosed here and in your summary and risk factors. Please file the exhibit required by Item 601(b)(8) of Regulation S-K. Ensure the disclosure in this section names counsel and states clearly that the disclosure represents its opinion.

RESPONSE: The disclosure on page 99 of the Amendment No. 1 has been revised in accordance with the Staff’s comments. An opinion required by Item 601(b)(8) of Regulation S-K will be filed as an exhibit to a future amendment to the Registration Statement.

Intellectual Property, page 118

8.	Please revise to discuss the agreement with the University of Delaware mentioned on page 174 and its significance to your intellectual property portfolio and business. Describe the rights afforded to you under the agreement, such as whether you own or are merely assigned the rights for a limited duration. Also described the claims covered by the intellectual property and file the agreement as an exhibit.

RESPONSE: The disclosure on page 124 of the Amendment No. 1 has been revised as requested, and the agreement with the University of Delaware will be filed as an exhibit to a future amendment to the Registration Statement.

Certain Transactions of Nuvve, page 174

9.	Please discuss and quantify the deferred compensation arrangements mentioned on page F-21, including whether any amounts will be paid upon completion of the transactions discussed in this document.

RESPONSE: The amounts will become due upon completion of the Business Combination, and will be paid on or after the closing date. The disclosure on page 182 of the Amendment No. 1 has been revised as requested.

Shares Eligible For Future Sale, page 177

10.	Please revise to discuss limitations on the use of Rule 144 as a result of Newborn Acquisition’s shell company status.

RESPONSE: The disclosure on page 186 of the Amendment No. 1 has been revised in accordance with the Staff’s comments.

Exhibits

11.	Please ensure that each of the agreements described in your disclosure beginning on page 14 are included as exhibits. We note, for example, it appears that the Earn-Out Escrow Agreement is not listed as an exhibit. Please also file as exhibits the employment agreements described on pages 168-169.

RESPONSE: A form of the Earn-out Escrow Agreement, forms of the Employment Agreements with Gregory Poilasne and Ted Smith and a form of the Stockholder Agreement with Toyota Tsusho Corporation will be filed as exhibits to a future amendment to the Registration Statement. The Purchase and Option Agreement with EDF Renewables, Inc. is attached as an exhibit to the Amendment No. 1. The Lock-Up Agreement and the Registration Rights Agreement are included as exhibits to the Merger Agreement attached as Annex A.

General

12.	We note the disclosure regarding the PIPE investment. Please tell us how you determined it is appropriate to register NB Merger’s issuance of shares to the PIPE investors following the reincorporation.

RESPONSE: The PIPE investors entered into definitive agreements to acquire Newborn securities in the PIPE, which will close immediately prior to the close of the Business Combination. Since the PIPE investors will be purchasing Newborn securities immediately prior to the Business Combination and have already made their investment decision with respect to the PIPE securities, and because all of Newborn’s outstanding securities immediately prior to the closing of the Business Combination will be converted into Company securities, the Company securities being issued to the PIPE investors are no different than the Company securities being issued to any other Newborn security holders. Therefore they should be included in the Registration Statement.

13.	Please tell us why you are attempting to register the issuance of shares underlying the options you plan to assume in connection with the transactions. It is unclear why you do not intend to use Form S-8.

RESPONSE: PubCo has registered shares of its common stock underlying the options in order to ensure that sufficient shares have been registered for issuance in the Acquisition Merger in the event that the options are exercised prior to the closing of the Business Combination. With respect to the shares of PubCo common stock issuable upon exercise of the options after the closing the Business Combination, PubCo intends to register such issuances on Form S-8.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Giovanni Caruso, Esq., at gcaruso@loeb.com or by telephone at (212) 407-4866.

Very truly yours,

/s/ Wenhui Xiong
Wenhui Xiong Chief Financial Officer

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